SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
BRANDYWINE OPERATING PARTNERSHIP, L.P.
(Name of Subject Company (Issuer))
BRANDYWINE REALTY TRUST
BRANDYWINE OPERATING PARTNERSHIP, L.P.
(Names of Filing Persons (Guarantor and Issuer))
3.875% EXCHANGEABLE GUARANTEED NOTES DUE 2026
(Title of Class of Securities)
105340 AG8
(CUSIP Number of Class of Securities)
Gerard H. Sweeney
President and Chief Executive Officer
555 East Lancaster Avenue, Suite 100
Radnor, Pennsylvania 19087
(610) 325-5600
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Michael H. Friedman, Esquire
Pepper Hamilton LLP
3000 Two Logan Square
Philadelphia, Pennsylvania 19103-2799
(215) 981-4000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$60,749,561.56	$7,053.02

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 3.875% Exchangeable Guaranteed Notes due 2026 (the “Notes”), as described herein, is 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any. As of September 7, 2011, there was $59,835,000.00 aggregate principal amount of Notes outstanding, on which interest in the amount of $914,561.56 was accrued and unpaid resulting in an aggregate maximum purchase price of $60,749,561.56.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.10 for each $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,053.02	Filing Party: Brandywine Realty Trust
Brandywine Operating Partnership, L.P.
Form or Registration No.: SC TO-I 005-86390	Date Filed: September 7, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 7, 2011 (which, together with this Amendment and all subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”) by Brandywine Operating Partnership, L.P. (the “Operating Partnership”) and Brandywine Realty Trust (“Brandywine”). This Schedule TO relates to the right of each holder (the “Holder”) of the 3.875% Exchangeable Guaranteed Notes Due 2026 (CUSIP No. 105340 AG8) (the “Notes”) issued by the Operating Partnership and guaranteed by Brandywine to require the Operating Partnership to repurchase Notes owned by such Holder, in whole or in part, in principal amounts of $1,000 or any integral multiple thereof, plus accrued and unpaid interest, if any (the “Optional Repurchase Price”), on October 20, 2011 (the “Optional Repurchase Date”), in accordance with the terms, procedures and conditions set forth in the Issuer Repurchase Notice, dated September 7, 2011 (the “Issuer Repurchase Notice”).
Items 1 through 9.
     Items 1 through 9 are hereby amended and supplemented as follows:
     The Issuer Repurchase Notice is hereby amended such that the earliest date on which Holders may exercise their repurchase option is September 16, 2011; Holders may exercise their repurchase option from September 16, 2011 through 5:00 p.m., New York City time, on October 18, 2011 (the “Expiration Date”), which is the second Business Day immediately preceding the Optional Repurchase Date.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Brandywine Realty Trust
By:	/s/ Howard M. Sipzner
Howard M. Sipzner
Executive Vice President and Chief Financial Officer

Brandywine Operating Partnership, L.P.
By: Brandywine Realty Trust, its sole General Partner

By:	/s/ Howard M. Sipzner
Howard M. Sipzner
Executive Vice President and Chief Financial Officer

Date: September 14, 2011